

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 13, 2009

via U.S. mail and facsimile

Theron Resource Group
c/o Jeffrey A. Nichols
811 - 6th Avenue
Lewiston, Idaho 83501

> Re: Theron Resource Group
>   Amendment No. 1 to Registration Statement on Form S-1
>   Filed January 23, 2009
>   File No. 333-146518

Dear Mr. Nichols:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please explain to us why the courtesy copy that you sent to us does not fully conform to the filing of the amended registration statement on EDGAR. For example, the courtesy copy does not include a balance sheet as of May 31, 2008, or a statement of operations for the fiscal year ended May 31, 2008.

2.   We note your disclosure that in connection with payments to shareholders who elect to participate in the rescission, you intend to use a rate of interest equal to five percent. Please disclose how you determined such rate, and whether such rate complies with applicable law.

3.   On a supplemental basis, please advise whether the rescission offer will be required to comply with any state laws.

Registration Statement Cover Page

4.   When you file the next amendment to your registration statement, please indicate that such filing constitutes amendment number two to such registration statement.

5.   Please delete or provide a basis for the statement that "Rescission offers for such potential violations are commonly made by companies in these situations."

Questions and Answers About the Rescission Offer, page 6

Why are we making the rescission offer?, page 6

6.   Please expand this answer to disclose why you are making the rescission offer. For example, please state, if true, that the rescission offer is intended to address federal and, if applicable, state securities laws compliance issues by allowing the holders of the shares covered by the rescission offer to rescind the underlying securities transactions and sell those securities back to you. In addition, please state whether the rescission offer is being conducted to reduce contingent liabilities.

What happens if I do not return my rescission offer election form?, page 7

7.   Please revise this answer to disclose whether a shareholder that does not participate in the rescission will be deemed to have waived his or her rights under federal or state securities laws. In addition, it would appear that your statement that "the shares will have no restrictions attached to them" is not accurate. Please revise. For example, if you intend to disclose that such shares will no longer be considered "restricted securities" under federal securities laws, please so state.

How will the rescission offer be funded?, page 8

8.   You disclose that any funds paid to rescinding shareholders who purchased shares will be converted to a shareholder's loan from Mr. Satchwell to you, with applicable interest to be determined at closing. Please disclose how the rate of such interest will be determined.

Where can I get more information about Theron?, page 8

9.   It appears that you should not be filing periodic reports until you have an
        Exchange Act Section 15(d) or Section 13(a) reporting obligation. See the
        Division of Corporation Finance's Compliance and Disclosure Interpretations
        Exchange Act Sections Question 116.03, available at:
        http://www.sec.gov/divisions/corpfin/guidance/exchangeactsections-interps.htm.
        Please revise this answer to clarify that it relates to your registration statement
        and future filings that you make with the Commission.

Risk Factors, page 10

Risks Related to the Rescission Offer, page 10

Our senior officer has established a trust account…, page 11

10.   Please advise why you have chosen to establish a trust account for the rescission
        offer in Hong Kong.

Risks Associated with Theron Resource Group…, page 12

Currently Theron has no right to the claims…, page 13

11.   You disclose that under the terms of the option agreement, you have the right to
        acquire the title to the claims upon, among other things, incurring additional
        exploration expenses in the amount of $40,000 by November 30, 2009. However,
        note 7 to your financial statements as of and for your fiscal year ended May 31,
        2008 states that you must incur such additional exploration expenditures by
        August 31, 2009. Please advise.

We will be required to evaluate our internal controls…, page 15

12.   You disclose that you expect that beginning with your annual report on Form 10-
        K for the fiscal year ended May 31, 2009, you will be required to furnish a report
        by management on your internal controls over financial reporting. Please revise
        your disclosure to reflect the disclosure obligations set forth in Item 308 of
        Regulation S-K. For example, the instruction to Item 308 provides, in part, that a
        registrant need not provide management's report on internal control over financial
        reporting until it either had been required to file an annual report pursuant to
        section 13(a) or 15(d) of the Exchange Act for the prior fiscal year or had filed an
        annual report with the Commission for the prior fiscal year.

Rescission Offering, page 16

Rejection or Failure to Affirmatively Accept, page 18

13.   You disclose that in the event that a shareholder fails to accept, or affirmatively rejects, the rescission offer, the shares "will be registered." Because this does not appear to be accurate, please revise your filing. For example, if you intend to disclose that such shares will no longer be considered "restricted securities" under federal securities laws, please so state.

Material U.S. Federal Income Tax Consequences, page 19

Capital Gains, page 19

14.   Please clarify how your discussion of capital gains affects your shareholders.

15.   Please eliminate the statement that "[t]he federal income tax discussion set forth above is a summary, and is included for general information only."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Plan of Operation, page 26

16.   You state that you believe that you can satisfy your cash requirements for the current fiscal year ended May 31, 2009 with available cash on hand. Given that as of November 30, 2008, you only had cash and cash equivalents of $2,007, please disclose your anticipated uses of cash through May 31, 2009.

17.   We note your disclosure that the continuation of your business is dependent upon obtaining further financing. Please add related risk factor disclosure.

Liquidity and Capital Resources, page 27

18.   Please revise this section to reflect the effect of the rescission offer on your liquidity.

Exhibit 5.1

19.   Please file a legal opinion that satisfies the requirements of Item 601(b)(5) of Regulation S-K. The following is a non-exhaustive list of issues that need to be addressed in your legal opinion:

        • The opinion must state that the shares when sold will be legally issued, fully paid and non-assessable;

- The opinion must opine upon Wyoming law;

- The opinion must specifically refer to the rescission offer that is being undertaken by specifying the amount of shares being offered and by whom they are being offered; and

- The opinion cannot be solely for the benefit of certain parties as all shareholders are entitled to rely upon the opinion of counsel.

20.   In addition, please obtain and file a legal opinion that is factually accurate. For example, and without limitation, the opinion inappropriately states that the company is registering its securities under Section 12(g) through the filing of the Form S-1, inappropriately states that the company is a reporting company and makes reference to restricted shares owned by Ian Jackson.

21.   Please ensure that the revised opinion is executed by counsel.

Exhibit 99.4

22.   Please advise why the stock power included in this exhibit makes reference to an "Ian Satchwell."

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief